EXHIBIT 99.1

EDAP TMS S.A. Reports 2007 Fourth Quarter and Year End Preliminary Unaudited Revenues

                     Record Fourth Quarter Revenue

 Financial Highlights:
 * Full year revenues of Euro 22.2 million, up 10% year-over-year
 * Record fourth quarter revenue of Euro 7.0 million, up 43%
   year-over-year
 * Robust 42% full year revenue attributed to Ablatherm-HIFU
 * Ablatherm-HIFU RPP treatments increased 36% year-over-year; 40%
   from fourth quarter 2006
 * Approximately 3,400 Ablatherm-HIFU treatments worldwide for year, yielding 15,000 cumulative treatments at 176 clinical sites
 * Successful launch of integrated Sonolith I-Sys for the
   disintegration of urinary stones

LYON, France, Feb. 7, 2008 (PRIME NEWSWIRE) - EDAP TMS S.A. (Nasdaq:EDAP), the global leader in Therapeutic Ultrasound, announced preliminary results for the fourth quarter and 2007 full year ended December 31, 2007.

For the full year 2007, total revenues were approximately Euro 22.2 million ($30.6 million), an increase of approximately 10% year-over-year. For the full year, the number of Revenue Per Procedure Ablatherm-HIFU treatments increased by 36% to 1,273. Net sales of goods increased to Euro 11.8 million and RPP and Leases revenue increased to Euro 4.9 million. At the end of 2007, cumulative Ablatherm-HIFU treatments reached over 15,000 at 176 sites globally.

Marc Oczachowski, Chief Executive Officer, commented, "We are extremely pleased with the record revenues for the fourth quarter, which reflected the stated expected positive seasonality for hospital capital equipment as well as the execution of our sales and marketing strategy. Notably our Ablatherm-HIFU revenue per procedure model performed well and we successfully launched our next generation of lithotripter, with the placement of three Sonolith I-Sys machines. During the fourth quarter, we sold 13 lithotripsy devices worldwide, which exceeded our historical average. With the sale of three HIFU machines in the fourth quarter and the ongoing expansion of the RPP model, we successfully opened 12 new centers for Ablatherm-HIFU over the period. Our strategic focus continues to be on driving demand and increasing awareness of our Ablatherm-HIFU solution for prostate cancer treatment through investment in aggressive sales and marketing programs."

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company please visit http://www.edap-tms.com and http://www.hifu-planet.com or http://urotoday.com/HIFU.

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not FDA-approved or marketed in the United States.

CONTACT: EDAP TMS S.A.
         Investor Relations / Legal Affairs
         Blandine Confort
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         The Ruth Group
         Investors:
         Stephanie Carrington
           646-536-7017
           scarrington@theruthgroup.com
         R.J. Pellegrino
           646-536-7009
           rpellegrino@theruthgroup.com